

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

February 23, 2010

Renee Gilmore
President, Chief Executive Officer and Director
Firemans Contractors, Inc.
7701 Sand Street
Fort Worth, TX 76118

> **Re:** **Firemans Contractors Inc.**
> **Amendment No. 2 Registration Statement on Form S-1**
> **Filed February 10, 2010**
> **File No. 333-169384**

Dear Ms. Gilmore:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. We note your disclosure that you are offering 20,000,000 shares of common stock in your initial public offering on a "best-efforts" basis. "Best efforts" is a term of art that implies the engagement of a third party and their contracted level of performance on your behalf. As you are not engaging a third party financial intermediary to sell your offering, it appears that you should characterize your offering as a "direct primary" offering rather than as a "best efforts" offering. Please revise your disclosure throughout the prospectus to better characterize your offering as being a "direct primary" offering

Use of Proceeds, page 11

2. We note your revised and updated disclosure. Please further revise your disclosure to show how you would allocate the proceeds from the offering assuming you sold less than 100% of the securities you are offering. We suggest that you use 25%, 50%, 75% and 100% as benchmarks for your disclosure.

3. Your disclosure states that "approximately $142,000 of the debt constitutes trade and other payables and accrued expenses" and "approximately $31,000 relates to equipment financing." Please tell us how these amounts reconcile to your balance sheet at December 31, 2010. Please also clarify what debt you are referring to in this statement.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 13

Liquidity and Capital Resources, page 14

4. We note that in January 2011, you have secured a $500,000 line of credit. Please revise your document to disclose the significant provisions of the credit agreement, including whether you are subject to financial covenants. In addition, since you refer to the same agreement as a convertible note, in note 11 to your financial statements, please clarify that convertible note and the line of credit item are one in the same. Please also see related comment below.

Financial Statements, page F-1

Statement of Operations, page F-12

5. We note that you do not include depreciation in your cost of revenues line item. Given this, please remove the gross profit line item and any other references in the filing to gross profit. Refer to SAB Topic 11B.

Note 11. Subsequent Events, page F-16

6. Please explain to us and revise your note to disclose:
- Whether principal repayment is due upon termination of the agreement, after one year; and
- How you will account for the convertible notes, including how have accounted for the first advance of the convertible note in your financial statements.

We urge all persons who are responsible for the accuracy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Notwithstanding our comments, in the event you requests acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relive the company from its full responsibility from the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding request for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the purpose public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dale Welcome at (202) 551-3865 or, in his absence, Jeanne Baker at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Errol Sanderson at (202) 551-3746 or, in his absence, Dietrich King at (202) 551-3338 with any other questions or disclosure issues.

Sincerely,

Pamela A. Long
Assistant Director

Cc: The O'Neal Law Firm, P.C. (Via facsimile 888-353-8842)